UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69203

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Three Ocean Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

551 Fifth Avenue, Suite 3800
(No. and Street)

New York	NY	10176
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David W. Knowlton	212-259-0559	dknowlton@threeoceanpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Schaps_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Three Ocean Securities llc_____, as of 12/31_____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Michael R. Schaps_____

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

B (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

B (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

B (d) Statement of cash flows.

B (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

B (g) Notes to consolidated financial statements.

B (h) Computation of net capital under 17 CFR 240.15c3-I or 17 CFR 240.18a-I, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

B (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

B (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

B (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital ortangible net worth under 17 CFR 240.15c3-I, 17 CFR 240.18a-I, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

B (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

B (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

B (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

B (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

THREE OCEAN SECURITIES LLC

FINANCIAL REPORT

As of December 31, 2025

TABLE OF CONTENTS





PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Three Ocean Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Three Ocean Securities LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Three Ocean Securities LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Three Ocean Securities LLC's management. Our responsibility is to express an opinion on Three Ocean Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Three Ocean Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Three Ocean Securities LLC's financial statements. The supplemental information is the responsibility of Three Ocean Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Three Ocean Securities LLC's auditor since 2022.

Celeste, Texas
February 11, 2026

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

THREE OCEAN SECURITIES LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	71,308
Due from Parent		1,000
Prepaid expenses		935
TOTAL ASSETS	$	73,243

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	30
TOTAL LIABILITIES		30
Member's Equity		73,213
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	73,243

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Operations
For the year ended December 31, 2025

Revenues:		
Merger and acquisition services	$	45,000
Total Revenues		45,000
Expenses:		
Office and administrative services - Parent		134,892
Professional fees		53,158
Regulatory fees		2,331
Other expenses		620
Total Expenses		191,001
Net loss	$	(146,001)

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2025

Balance - Beginning of year	$	68,326
Net loss		(146,001)
Member contributions		150,888
Balance - End of year	$	73,213

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Cash Flows
For the year ended December 31, 2025

Cash Flows from Operating Activities:		
Net loss	$	(146,001)
Adjustments required to reconcile net loss with net cash used in operating activities:		
Changes in assets and liabilities		
(Increase)/Decrease in due from Parent		(1,000)
(Increase)/Decrease in prepaid expenses		862
Increase/(Decrease) in accounts payable		30
Increase/(Decrease) in payable to Parent		(32,817)
Cash Used in Operating Activities		(178,926)
Cash Flows from Financing Activities:		
Member contributions		150,888
Cash Provided by Financing Activities		150,888
Net decrease in cash		(28,038)
Cash balance - Beginning of year		99,346
Cash balance - End of year	$	71,308

Non-Cash Financing Activities:

The Company had non-cash financing transactions; whereby the member made non-cash capital contributions totaling $40,888 in lieu of payment of office and administrative service fees.

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Notes to Financial Statements
December 31, 2025

(1)   **Nature of Business**

Three Ocean Securities LLC ("the Company"), is a Delaware Limited Liability Company formed in July 2011. The Company is a wholly owned subsidiary of Three Oceans Partners LLC (Parent), a Delaware Limited Liability Company. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corp. (SIPC).

The Company operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff to reflect that the Company will not claim an exemption from SEA Rule 15c3-3. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm limits its business activities to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

The Company's operations consist primarily in providing merger and acquisition services to private businesses located in New York.

(2)   **Summary of Significant Accounting Policies**

Uses of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)   **Summary of Significant Accounting Policies (continued)**

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of providing merger and acquisition services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Revenue Recognition

Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). In accordance with ASU No. 2014-09, "Revenue from Contract with Customers", the recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

Income Taxes

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the tax return of its Parent, resulting in all the federal tax liabilities or benefits relating to the operations of the Company and the Parent passing through to the members of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

(3)   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $71,278, which was $66,278 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.00 to 1.

The Company had a net capital deficiency on September 16, 2025. There were no securities transactions on this date. The Company filed notice of the net capital deficiency under SEC Rule 17a-11(b).

(4)   Related Party Transactions / Concentration of Credit Risk

The Company is under the control of the Parent and is economically dependent on the Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

The Company and its Parent have entered into an office and administrative services agreement ("Agreement") effective June 2012, for a one-year term, automatically renewable, unless canceled by either Party. The Agreement has automatically renewed through June 2026. Under the Agreement the Parent provides management and back office services required by the Company, including, but not limited to administrative services, office space, office equipment and supplies, payroll (excluding commissions), marketing, sales, legal and accounting services. The Agreement required the Company to pay a proportional allocation services fee of $11,241 per month for the year ended December 2025. Fees under the Agreement totaled $134,892 for the year ended December 31, 2025, of which $40,888 was contributed by the member as capital in lieu of payment, and no amounts were payable at December 31, 2025.

(5)   Concentration of Revenue

The Company earned all of its revenue from two customers during the year.

(6)   **Contingencies**

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

(7)   **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through February 11, 2026, the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

SCHEDULE I
THREE OCEAN SECURITIES LLC
Supplemental Information Pursuant to Rule 17A-5
December 31, 2025

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$	73,213
Deductions and/or charges:		
Non-allowable assets:		
Due from Parent		1,000
Prepaid expenses		935
Total non-allowable assets		1,935
Net capital	$	71,278

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable	$	30
Total aggregate indebtedness	$	30

The preceding notes are an integral part of this supplemental information.

SCHEDULE I
THREE OCEAN SECURITIES LLC
Supplemental Information Pursuant to Rule 17A-5
December 31, 2025

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	2
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	66,278
Excess net capital at 1000%	$	65,278
Ratio: Aggregate indebtedness to net capital		0.00%

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2025 as filed by Three Ocean Securities LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

The preceding notes are an integral part of this supplemental information.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Three Ocean Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Three Ocean Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Three Ocean Securities LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Three Ocean Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 11, 2026

12

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Three Ocean Securities LLC

551 Fifth Avenue, Suite 3800 / New York, NY 10176
212-259-0559

Exemption Report

Three Ocean Securities LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Three Ocean Securities LLC

I, Michael Schaps, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Michael Schaps, Chief Financial Officer
January 16, 2026